DOTA HOLDINGS LIMITED

c/o Draper Oakwood Investments, LLC
55 East 3rd Ave.
San Mateo, CA 94401

December 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attn: Katherine Bagley, Staff Attorney

Re:	DOTA Holdings Limited
Registration Statement on Form F-4
Filed September 17, 2018, as amended
File No. 333-227379

Dear Ms. Bagley:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DOTA Holdings Limited hereby requests acceleration of the effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 P.M. Eastern Time on December 4, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Aamer Sarfraz
Aamer Sarfraz
Chief Executive Officer